SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL AND JUSTIFICATION OF MERGER

Companhia de Bebidas das Américas – AmBev, a listed corporation with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the CNPJ/MF under No. 02.808.708/0001 -07 (hereinafter simply referred to as “AmBev”), herein represented by its directors and executive officers, pursuant to the special form foreseen in Article 224 of Law No. 6,404/76 (the “LSA”); and

InBev Holding Brasil S.A., a closely-held corporation with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), enrolled with the CNPJ/MF under No. 97.363.642/0001-97 (hereinafter simply referred to as “InBev Brasil”), herein also represented by its directors and executive officers, pursuant to the special form foreseen in Article 224 of the LSA,

And, as intervening party,

InBev S.A./N.V., a company incorporated and existing under the laws of Belgium, with headquarters at 1, Grand Place, 1,000, Brussels, Belgium, and administrative center at Vaartstraat 94, B-3000 (hereinafter simply referred to as “InBev S.A.”), herein represented by its attorney in fact, Mr. Carlos José Rolim de Mello, a Brazilian citizen, married, lawyer, enrolled with the Brazilian Bar Association, São Paulo Branch, under No. 107.508, and with the CPF/MF under No. 075.711.958-10, resident and domiciled in the Capital of the State of São Paulo, with offices at Rua da Consolação, 247, 4th floor,

WHEREAS:

(i)	Interbrew International B.V. (“IIBV”) and AmBrew S.A., companies controlled by InBev S.A., are, jointly, on the date hereof, the owners of 155,802,813,656 common shares, which, together with the 4 common shares currently held, in trust, by InBev Brasil’s directors, and that will be transferred to IIBV immediately before InBev Brasil’s shareholders’ general meeting which will resolve upon the merger object of this instrument, represent 99.843% of the total and voting capital of InBev Brasil, such number to be adjusted upon the issuance, by InBev Brasil, of 69,673,237 common shares as a result of a capital increase by capitalization of IIBV’s credits against InBev Brasil, currently in progress, of which at least 69,563,850 shares will be owned by IIBV; the acquisition of the other shares depending upon the exercise, by other InBev Brasil’s shareholders, of their preemptive rights, according to paragraph 2 of Article 171 of the LSA;

(ii)	InBev Brasil is the owner of 25,175,834,643 common shares and11,398,181,319 preferred shares representing 72.974% of AmBev’s voting capital and 55.519% of AmBev’s total capital;

(iii)	InBev Brasil’s equity will be, on the date in which its merger into AmBev is planned to occur, composed exclusively of the equity interest held in AmBev, mentioned in item (ii) above, of contingency provisions of PIS and COFINS in the amount of R$10,180,349.29, related to a judicial discussion regarding the enlargement of the basis for calculation of such contributions, which will be treated as described in item 3.4 and sub-items below, and of other assets and liabilities that are of equal value; and

(iv)	The submission of the merger transaction of InBev Brasil into AmBev (the “Merger”) to both companies’ shareholders will be object of resolution by AmBev’s and InBev Brasil’s Board of Directors;

HAVE AGREED to execute this Protocol and Justification of Merger in accordance with the following terms and conditions:

1. Reasons for the Transaction.

1.1. The Merger is part of the ongoing process of simplification of the corporate structure of which InBev Brasil, AmBev and its controlled companies are a part and that already resulted in the merger of other companies into AmBev and into InBev Brasil.

1.2. The Merger will result in financial benefits to AmBev, and consequently to its shareholders and to InBev Brasil’s shareholders, as demonstrated below.

1.3. AmBev will continue to dedicate itself to the production and commercialization of beer, concentrates, soft drinks and other drinks.

2. Purposes of the Merger.

2.1. The Merger shall be carried out in such a manner that AmBev receives, for their respective book values on May 31st, 2005 (the “Reference Date”), the totality of the assets, rights and obligations of InBev Brasil, taking into account the increase of InBev Brasil’s capital referred in item 2.3, and the adjustments resulting from subsequent events foreseen in an explanatory note to InBev Brasil’s audited balance sheet drawn up on the Reference Date (“InBev Brasil’s Balance Sheet”).

2.2. The Merger will not result in the increase or decrease of AmBev’s capital, since InBev Brasil’s equity will be, on the date the Merger is consummated, composed only of shares issued by AmBev, except for the provisions referred to in Whereas (iii), which will be given the treatment mentioned in item 3.4 and sub-items below, and by other assets and liabilities that are of equal value.

2.3. IIBV hereby undertakes to, before the date of the Merger, increase InBev Brasil’s capital stock in an amount equivalent to the amount of the liabilities registered in InBev Brasil’s Balance Sheet taking into account the adjustments resulting from subsequent events foreseen in an explanatory note to InBev Brasil’s Balance Sheet, less the contingencies mentioned in item 3.4 and sub-items below, that exceeds the total amount of assets that will be transferred to AmBev, excluded the investment in AmBev.

3. Use of Premium.

3.1. The premium originally registered by InBev Brasil and based on the expectation of future profitability of AmBev, resulting from (i) the acquisition of AmBev’s shares due to the mandatory tender offer whose auction took place on March 29th amount of , 2005, in the R$1,351,101,816.90; and (ii) the transfer to the capital stock of InBev Brasil of shares previously held by IIBV, in the amount of R$7,159,056,473.94, will be, following the Merger, amortized by AmBev for tax purposes in up to 10 (ten) years, all according to the applicable tax legislation and with no impact on the flow of AmBev’s dividends.

3.2. The special premium reserve to be created, in AmBev, as a result of the Merger, pursuant to paragraph 1 of Article 6 of CVM’s Normative Ruling No. 319/99, will be, at the end of each fiscal year – and to the extent that AmBev’s tax benefit resulting from the amortization of the premium represents an actual decrease of the tax paid by AmBev – capitalized in AmBev to the advantage of InBev Brasil’s shareholders, without detriment of the preemptive right of AmBev’s other shareholders in the subscription of the capital increase resulting therefrom, all according to the head and paragraphs one and two of Article 7 of CVM’s Normative Ruling No. 319/99.

3.3. Notwithstanding the foregoing in item 3.2 above, InBev S.A., InBev Brasil’s controller, undertakes, on its behalf and on behalf of its direct or indirect controlled companies, to capitalize only 70% (seventy per cent) of the amount of the special premium reserve to which it would be entitled at the end of each fiscal year, calculated in accordance with item III of Article 6 of CVM’s Normative Ruling No. 319/99, subject to the limit of the actual decrease of taxes paid by AmBev mentioned in item 3.2 above. An amount equivalent to the 30% (thirty per cent) non-capitalized balance of the reserve that shall benefit AmBev and its shareholders, will, taking into account AmBev’s best interests, and whenever possible, be distributed to AmBev’s shareholders as dividends or as interest on net equity.

 3.3.1 The signatories acknowledge that the provisions of item 3.2 above represent stipulations to the benefit of third parties, which in this case are AmBev and its other shareholders, under the terms of Article 436 of the Brazilian Civil Code, waiving such signatories the right to innovate the above stipulation to the detriment of such third beneficiaries, without their previous written consent. Furthermore, the signatories grant AmBev and its other shareholders the right to claim the performance of the obligation in accordance with Article 437 of the Brazilian Civil Code.

3.4. Additionally, the contingency provisions of PIS and COFINS in the amount of R$10,180,349.29, related to a judicial discussion regarding the enlargement of the basis for calculation of such contributions that appear in InBev Brasil’s Balance Sheet, due to the fact that they refer to tax liabilities that have reasonable probability of not being paid, will be accounted, inflation adjusted, at the time the Merger is concluded, against the special premium reserve referred to in item 3.2.

3.4.1. If AmBev is driven to proceed with payment of the contributions referred to in item 3.4, during the eligibility period of the premium, due to a final court decision, it is hereby agreed that the benefit to be capitalized in favor of InBev Brasil’s current shareholders, as described in item 3.2 above, will be reduced in an amount equivalent to the inflation adjusted amount of the contributions effectively paid.

3.4.2. If such liabilities are not object of a final court decision until the moment of the last capitalization to be made in favor of InBev Brasil’s shareholders, according to item 2 above, it is hereby agreed that an amount equivalent to the amount of such liabilities, inflation adjusted, will be reduced from the amount to be capitalized.

4. Exchange ratio, number and type of shares to be delivered to InBev Brasil’s shareholders and shares’ rights.

4.1. Each InBev Brasil shareholder will receive 0.161262718 AmBev registered common shares and 0.073010556 AmBev registered preferred shares in substitution to each of their InBev Brasil’s registered common shares without par value to be cancelled as a result of the Merger.

4.1.1. The exchange ratio of InBev Brasil’s shares for AmBev’s shares to be distributed to InBev Brasil’s shareholders was established on an arm’s length basis, based on AmBev’s and InBev Brasil’s equity value, at market price, on the Reference Date, taking into account, however, the new shares issued as a result of the increase of InBev Brasil’s capital referred in item 2.3, and the adjustments resulting from subsequent events foreseen in an explanatory note to InBev Brasil’s Balance Sheet.

4.2. AmBev’s shares to be distributed to InBev Brasil’s shareholders in substitution to their InBev Brasil’s shares, all of which are of the same type and that will be cancelled, will be entitled to the same rights attributed to AmBev’s shares now outstanding, fully participating in the current fiscal year’s results. All statutory rights and advantages of AmBev’s common and preferred shares of the sole Class currently outstanding will be maintained.

4.3. The appraisal reports of AmBev’s and InBev Brasil’s net equities, prepared according to the same criterion and on the Reference Date, at market price, by APSIS Consultoria Empresarial S/C Ltda. (“APSIS”), in compliance with Article 264 of the LSA, and for the purposes of establishing the Merger exchange ratio of InBev Brasil’s shares for AmBev’s shares, has resulted, taking into account the new shares issued as a result of the increase of InBev Brasil’s capital referred in item 2.3, and the adjustments resulting from subsequent events foreseen in an explanatory note to InBev Brasil’s Balance Sheet, in the following values:

AmBev's Net Equity at Market Price on the Reference Date:	R$ 19,159,630,000.00 or R$ 0.291858841 per share
InBev Brasil Net Equity at Market Price on the Reference Date:	R$ 10,674,449,894.80 or R$ 0.068374726 per share

4.4. The aforementioned values result, therefore, considering the existing proportion between the types of shares issued by AmBev currently held by InBev Brasil, in an exchange ratio of 0.161262718 AmBev common shares and 0.073010556 AmBev preferred shares for 1 InBev Brasil share, the resulting fractions to be rounded up, which ratio is identical to the exchange ratio actually offered.

5. Criterion to appraise InBev Brasil’s equity and treatment of equity variations.

5.1. As previously mentioned in item 2.1, InBev Brasil’s net equity will be merged at book value, based on the elements included in InBev Brasil’s Balance Sheet, taking into account, however, the increase of InBev Brasil’s capital referred in item 2.3, and the adjustments resulting from subsequent events foreseen in an explanatory note to InBev Brasil’s Balance Sheet.

5.2. The Merger will take effect based on the value of InBev Brasil’s net equity as supported by the valuation report prepared by APSIS. Equity variations which are verified from the Reference Date and until the completion of the Merger will be allocated to AmBev.

6. AmBev’s capital stock composition after the Merger.

6.1. AmBev’s shares held by InBev Brasil will be cancelled, and, as mentioned in item 2.2, the Merger will not result in the increase or decrease of AmBev’s capital stock. It is worth mentioning that the number of common and preferred shares to be issued by AmBev is identical to the number of common and preferred AmBev shares currently held by InBev Brasil that will be cancelled.

6.2. All shares issued by InBev Brasil will be cancelled as a result of the Merger and, according to item 4.2, substituted by the new shares issued by AmBev, which will be distributed to InBev Brasil’s shareholders in the proportion of their respective equity interests in InBev Brasil on the date of the Merger.

7. Amendment to AmBev’s By-laws.

7.1. The Merger will not result in any amendment to AmBev’s By-laws.

8. Appointment of the Specialized Company.

8.1. AmBev’s management appointed APSIS as specialized company to proceed with the appraisal of InBev Brasil’s net equity to be transferred to AmBev as a result of the Merger, which has declared that there is no actual or possible conflict or pooling of interests with AmBev’s or InBev Brasil’s controlling shareholders, or against its respective minority shareholders, or, still, regarding the Merger itself, provided that such appointment is conditioned to ratification by the AmBev’s shareholders’ general meeting that examines the Protocol and Justification of Merger, according to the terms of §1 of Article 227 of the LSA.

8.2. APSIS was also hired to appraise AmBev’s and InBev Brasil’s equities in compliance with Article 264 of the LSA.

9. Extinction of InBev Brasil.

9.1. Upon completion of the Merger, InBev Brasil will be extinguished and succeeded by AmBev in all of its assets, rights and obligations.

10. Representations and Warranties of InBev S.A.

10.1. InBev S.A. acknowledges that the exchange ratio foreseen in this Protocol and Justification of Merger was calculated based on InBev Brasil’s Balance Sheet, taking into account, however, the new shares issued as a result of the increase of InBev Brasil’s capital referred in item 2.3, and the adjustments resulting from subsequent events foreseen in an explanatory note to InBev Brasil’s Balance Sheet, representing and warranting to AmBev and to its other shareholders that InBev Brasil’s Balance Sheet evidences the actual situation, on the Reference Date, of InBev Brasil’s equity accounts to be transferred to AmBev as a result of the Merger.

10.1.1. As a result of item 10.1 above, InBev S.A. undertakes to indemnify AmBev (i) for any asset insufficiency or supervening liability that may be verified when confronted with the data included in InBev Brasil’s Balance Sheet (including unregistered liabilities), and whose generating fact or origin is precedent to the Reference Date; or (ii) for any asset shortfall or increase of liabilities between the accounted value in InBev Brasil’s Balance Sheet and the value actually received by AmBev with the respective consummation or liquidation. InBev S.A. also undertakes to not allow InBev Brasil to become obligated for any indebtedness or other liability between the Reference Date and the actual date of the Merger.

10.1.2. The signatories acknowledge that the provisions of item 10.1.1 above represent stipulations to the benefit of third parties, which in this case are AmBev and its other shareholders, under the terms of Article 436 of the Brazilian Civil Code, waiving such signatories the right to innovate the above stipulation to the detriment of such third beneficiary, without their previous written consent. Furthermore, the parties grant AmBev and its other shareholders the right to claim the performance of the obligation in accordance with Article 437 of the same Brazilian Civil Code.

11. Miscellaneous.

11.1. The present Protocol and Justification of Merger and the balance sheets which were the basis for calculation of the net equities of InBev Brasil and AmBev on the Reference Date (which will be audited on the date of the Merger, as provided for by Article 12 of the CVM’s Normative Ruling No. 319/99), as well as the other documents referred to in Article 3 of the referred Normative Ruling, will be available at AmBev’s and InBev Brasil’s headquarters, as well as on the Internet – www.Ambev-ir.com, investors section, news subsection, beginning July 12th, 2005.

11.2. The reimbursement amount to be paid to InBev Brasil’s dissenting shareholders will be calculated based on the net equity stated in the balance sheet drawn up on December 31, 2004 and approved at InBev Brasil’s Shareholders’ Annual General Meeting held on April 29, 2005, which corresponds to R$0.017828211 per share, without detriment to the right of any of InBev Brasil’s dissenting shareholders to request that a special balance sheet be drawn up. Due to the exchange ratio adopted, established based on the appraisals of AmBev’s and InBev Brasil’s equities at market prices, the provisions of paragraph 3 of Article 264 of the LSA do not apply for purposes of calculation of the dissenting shareholders’ reimbursement amount.

11.3. AmBev’s listed company registration with the CVM will be maintained.

11.4. The management of AmBev will be incumbent upon performing all acts required for the implementation of the Merger, including the de-registration of InBev Brasil with the competent federal, state and municipal authorities, as well as the maintenance of the corporate and accounting books of InBev Brasil during the term required by law. All costs and expenses resulting from the implementation of the Merger will be borne by AmBev.

11.5. Corporate Acts. The following acts will occur: (a) AmBev’s Shareholders’ Extraordinary General Meeting (i) to approve the present Protocol and Justification of Merger and authorize the issuance of shares to be delivered to InBev Brasil’s shareholders in substitution to the AmBev shares held by InBev Brasil that will be cancelled, as well as to ratify the appointment of the specialized company that appraised InBev Brasil’s net equity; (ii) to approve the appraisal report referred to in item 5.2 above; and (iii) to approve the consummation of the Merger; and (b) InBev Brasil’s Shareholders’ Extraordinary General Meeting to approve the present Protocol and Justification of Merger and authorize the management of the company to perform all acts required for the consummation of the Merger, including the subscription of the AmBev shares to be issued.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS INSTRUMENT IN 8 (EIGHT) COUNTERPARTS OF SAME FORM AND CONTENT, TOGETHER WITH THE UNDERSIGNED WITNESSES.

São Paulo, July 7th, 2005

Companhia de Bebidas das Américas – AmBev:

José Heitor Attílio Gracioso	Victório Carlos De Marchi

[Continuation of the execution page of the Protocol and Justification of Merger of InBev Brasil into AmBev, dated as of July 7th, 2005]

Vicente Falconi Campos	Roberto Herbster Gusmão

Carlos Alves de Brito	Luiz Fernando Ziegler de Saint Edmond

Cláudio Brás Ferro	João Maurício Giffoni de Castro Neves

Bernardo Pinto Paiva	Carlos Eduardo Klützenschell Lisboa

Francisco de Sá Neto	Milton Seligman

Pedro de Abreu Mariani	Juan Manuel Vergara Galvis

Ricardo Bacellar Wuerkert

InBev Holding Brasil S.A.

Marc Marie Gustaaf C. Gallet	Jean-Louis Julien Van de Perre

Philip F. René Madeleine Goris	José Roberto de Camargo Opice

Carlos José Rolim de Mello

[Continuation of the execution page of the Protocol and Justification of Merger of InBev Brasil into AmBev, dated as of July 7th, 2005]

InBev S.A.:

by Carlos José Rolim de Mello

Witnesses:

1. _______________________________________________	2. _______________________________________________
Name:	Name:
ID:	ID:
CPF/MF:	CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.